Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in thousands)
(Loss) Income before provision for income taxes	$(349,408)	$123,709	$314,780	$285,148	$123,952
Interest incurred	76,497	80,173	73,208	59,024	47,188
Less interest capitalized	(76,497)	(80,173)	(73,208)	(59,024)	(47,188)
Amortization of capitalized interest included in cost of sales	57,241	54,356	55,748	62,671	36,376
Non-cash impairment charge	231,120	39,895	4,600	—	—
Cash distributions of income from unconsolidated joint ventures	—	2,599	2,708	—	37,501
Less equity in (income) loss of unconsolidated joint ventures	(304)	(3,242)	(4,301)	699	(31,236)

(Loss) Earnings	$(61,354)	$217,317	$373,535	$348,518	$166,593

Interest incurred
Interest capitalized	76,497	80,173	73,208	59,024	47,188

Fixed Charges	$76,497	$80,173	$73,208	$59,024	$47,188

Ratio of (Loss) Earnings to Fixed Charges	(0.80x )	2.71x	5.10x	5.91x	3.53x